UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _____________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

 _____________________________________________
Peabody Energy Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
704551100
(CUSIP Number)
Logan Moncrief
Thomist Capital Management, LP
3773 Richmond Ave., Suite 777
Houston, TX 77046
(832) 678-2412
with a copy to:
Jason M. Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 20, 2024
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704551100	SCHEDULE 13D

1		NAME OF REPORTING PERSON Thomist Capital Management, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,694,172 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,694,172 (1)
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,694,172 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.29% (2)
14		TYPE OF REPORTING PERSON PN, IA

(1)
Includes 5,300,000 shares of common stock, par value $0.01 per shares (the “Common Stock”) of Peabody Energy Corporation (the “Issuer”) underlying exchange-traded call options as described in Items 5 and 6 below.

(2)
Based on 125.9 million shares of Common Stock, of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2024.

CUSIP No. 704551100	SCHEDULE 13D

1		NAME OF REPORTING PERSON Thomist Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,694,172 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,694,172 (1)
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,694,172 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.29% (2)
14		TYPE OF REPORTING PERSON OO, HC

(1)	Includes 5,300,000 shares of Common Stock of the Issuer underlying exchange-traded call options as described in Items 5 and 6 below.
(2)	Based on 125.9 million shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024.

CUSIP No. 704551100	SCHEDULE 13D

1		NAME OF REPORTING PERSON The Thomist Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,988,919 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,988,919 (1)
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,988,919 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76% (2)
14		TYPE OF REPORTING PERSON PN

(1)	Includes 2,674,300 shares of Common Stock of the Issuer underlying exchange-traded call options as described in Items 5 and 6 below.
(2)	Based on 125.9 million shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024.

CUSIP No. 704551100	SCHEDULE 13D

1		NAME OF REPORTING PERSON Brian Kuzma
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,694,172 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,694,172 (1)
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,694,172 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.29% (2)
14		TYPE OF REPORTING PERSON IN, HC

(1)	Includes 5,300,000 shares of Common Stock of the Issuer underlying exchange-traded call options as described in Items 5 and 6 below.
(2)	Based on 125.9 million shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024.

AMENDMENT NO. 1 TO SCHEDULE 13D
The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons on August 20, 2024. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended and restated in its entirety to read as follows:
The Fund used approximately $78,321,301 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock and the options to purchase Common Stock held by it reported in this Schedule 13D. The Managed Accounts used approximately $70,199,572 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock and the options to purchase Common Stock held by the Managed Accounts reported in this Schedule 13D.
The source of the funds used to acquire the shares of Common Stock and options to purchase Common Stock reported herein was the working capital of the Fund and the Managed Accounts, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

Item 4. PURPOSE OF TRANSACTION
Item 4 is hereby supplemented and superseded, as the case may be, as follows:
The shares of Common Stock and call options directly held by the Fund and the Managed Accounts and beneficially owned by the Reporting Persons reported herein were acquired for investment purposes in the ordinary course of business in the belief that the Common Stock is undervalued and represents an attractive investment opportunity.
The Reporting Persons remain engaged in a constructive and collaborative dialogue with management and are encouraged by steps taken by management to unlock and accelerate value for shareholders.  The Jefferies Conference Investor Presentation from September 5, 2024 shows increasing commitment to the buyback and discloses the NAV of the Centurion asset.
As previously disclosed, the Reporting Persons have made suggestions to the Issuer’s management team regarding operational and strategic opportunities to maximize shareholder value, including, but not limited to: (i) a shareholder return plan focused on share buybacks given the $1.45B of cash currently on the balance sheet, (ii) unlocking value in the Issuer’s Powder River Basin (PRB) asset, and (iii) selling down a stake in Centurion to free up cash flow for shareholder returns while simultaneously placing a strong valuation marker on the asset, and may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to have a dialog with the Issuer’s management regarding the above and may also speak with the board of directors (“Board”) of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties with respect to the above.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments, options or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated in its entirety to read as follows:
(a) – (b) The responses of the Reporting Persons to Items (7) through (11) and (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Manager, the GP and Mr. Kuzma beneficially own an aggregate of 11,694,172 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, the GP and Mr. Kuzma, and which represent approximately 9.29% of the outstanding Common Stock. As of the date hereof, the Fund beneficially owns an aggregate of 5,988,919 shares of Common Stock, and which represent approximately 4.76% of the outstanding Common Stock. The number of shares beneficially owned above includes 5,300,000 shares that may be acquired through the exercise of American-style exchange-traded call options that are deemed to be beneficially owned by the Manager, the GP and Mr. Kuzma and 2,674,300 shares that may be acquired through the exercise of American-style exchange-traded call options that are directly held and deemed to be beneficially owned by the Fund. All percentages set forth herein are based on 125.9 million shares of common stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.
The Fund and the Managed Accounts have delegated to Manager voting and investment power over the securities held directly by the Funds and the Managed Accounts. As a result, each of the Manager, the GP, as the general partner of Manager, and Mr. Kuzma, as Managing Member of the GP, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Fund and the Managed Accounts.
(c) Information concerning transactions in the shares of Common Stock and options to purchase Common Stock effected by the Reporting Persons on behalf of the Fund and the Managed Accounts since the most recent filing of Schedule 13D is set forth in Schedule I hereto and is incorporated herein by reference.
(d) Not applicable.
(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended and supplemented by the addition of the following:
As of 5 p.m. New York City time on September 24, 2024, the Fund and the Managed Accounts currently have an aggregate long American-style exchange-traded call option position relating to 5,300,000 shares of Common Stock that expire on October 18, 2024 (the “October Calls”). The October Calls consist of options to purchase 5,300,000 shares of Common Stock with an exercise price of $27 per share. The Fund and the Managed Accounts may from time-to-time purchase and sell exchange-traded options contracts relating to shares of Common Stock.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set fothomirth in this statement is true, complete and correct.
Date: September 24, 2024

THOMIST CAPITAL MANAGEMENT, LP

By: Thomist Capital, LLC, its general partner

By:	/s/ Brian Kuzma
Name: Brian Kuzma
Title: Managing Member

THOMIST CAPITAL, LLC

By:	/s/ Brian Kuzma
Name: Brian Kuzma
Title: Managing Member

THE THOMIST FUND, LP

By: Thomist Capital, LLC, its general partner

By:	/s/ Brian Kuzma
Name: Brian Kuzma
Title: Managing Member

By:	/s/ Brian Kuzma
BRIAN KUZMA

 Schedule I
TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS
The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Funds) since the most recent filing of Schedule 13D. All such transactions were purchases or sales of shares of Common Stock or options to purchase Common Stock effected in the open market or through the exercise of options, and the table excludes commissions paid in per share prices.
Instrument Traded Effecting Beneficial Ownership	Trade Date	Shares or Contracts Purchased (Sold)	Price Per Share ($) or Contract(1)	Trading Account
Call Option (Exercise Price 30, Expiration October 18, 2024)	8/27/2024	(6,100) contracts relating to (610,000) shares	0.0543	The Fund
		(600) contracts relating to (60,000) shares	0.0543	Managed Account 1
		(300) contracts relating to (30,000) shares	0.0543	Managed Account 2
Common Stock	8/28/2024	66,667	23.2816	Managed Account 1
		33,333	23.2816	Managed Account 2
Common Stock	8/28/2024	33,333	23.1327	Managed Account 1
		16,667	23.1327	Managed Account 2
Common Stock	8/28/2024	16,667	23.0594	Managed Account 1
		8,333	23.0594	Managed Account 2
Common Stock	8/28/2024	16,667	22.97	Managed Account 1
		8,333	22.97	Managed Account 2
Call Option (Exercise Price 30, Expiration October 18, 2024)	8/29/2024	(1,000) contracts relating to (100,000) shares	0.05	The Fund
		(667) contracts relating to (66,700) shares	0.05	Managed Account 1
		(333) contracts relating to (33,300) shares	0.05	Managed Account 2
Common Stock	8/29/2024	35,533	23.5853	Managed Account 1
		17,767	23.5853	Managed Account 2
Common Stock	8/29/2024	14,467	23.5452	Managed Account 1
		7,233	23.5452	Managed Account 2
Common Stock	8/29/2024	16,667	23.5613	Managed Account 1
		8,333	23.5613	Managed Account 2
Common Stock	8/30/2024	8,654	23.5318	The Fund
		5,008	23.5318	Managed Account 1
		2,504	23.5318	Managed Account 2
Common Stock	8/30/2024	1,127	23.4262	The Fund
		652	23.4262	Managed Account 1
		326	23.4262	Managed Account 2
Common Stock	8/30/2024	25,547	23.341	The Fund
		14,785	23.341	Managed Account 1
		7,397	23.341	Managed Account 2

Call Option (Exercise Price 30, Expiration October 18, 2024)	9/4/2024	(500) contracts relating to (50,000) shares	0.04	The Fund
		(333) contracts relating to (33,300) shares	0.04	Managed Account 1
		(167) contracts relating to (16,700) shares	0.04	Managed Account 2
Common Stock	9/4/2024	16,667	22.18	Managed Account 1
		8,333	22.18	Managed Account 2
Common Stock	9/4/2024	16,667	22.0166	Managed Account 1
		8,333	22.0166	Managed Account 2
Common Stock	9/4/2024	16,667	22.0408	Managed Account 1
		8,333	22.0408	Managed Account 2
Common Stock	9/4/2024	16,667	22.0219	Managed Account 1
		8,333	22.0219	Managed Account 2
Common Stock	9/10/2024	13,733	20.5793	Managed Account 1
		6,867	20.5793	Managed Account 2
Common Stock	9/10/2024	33,333	20.6482	Managed Account 1
		16,667	20.6482	Managed Account 2
Common Stock	9/10/2024	16,667	20.797	Managed Account 1
		8,333	20.797	Managed Account 2
Common Stock	9/11/2024	49,200	20.408	The Fund
		32,800	20.408	Managed Account 1
		16,400	20.408	Managed Account 2

(1) Prices reflected on a per share basis. Each option is subject to a 100 contract multiplier.

Note that the 5,000 call options with an exercise price of $25 per share expired on September 20, 2024, without value.